Avalon Development Corp.
P.O. Box 80268
Fairbanks, Alaska 99708
Phone: 907-457-5159
Fax: 907-455-8069
Email: avalon@alaska.net
Web site: www.avalonalaska.com

CONSENT OF AUTHOR

To: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Summary Report for the West Ridge Gold Property, Fairbanks Mining District, Alaska" and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosures to be filed by Teryl Resources Corp.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosures of Teryl Resources Corp. contain any misrepresentation of the information contained in the Technical Report.

Dated this 25th day of March 2004

Signature of Qualified Person

Seal or Stamp

Curtis Freeman